UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2021

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: February 4, 2021	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com

Tel: +886.2.6636.5678

http://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Unaudited Consolidated Financial Results for the Fourth Quarter and Full Year of 2020

Taipei, Taiwan, R.O.C., February 4, 2021 – ASE Technology Holding Co., Ltd. (TAIEX: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor manufacturing services in assembly and test, today reported unaudited net revenues1 of NT$148,877 million for 4Q20, up by 28% year-over-year and up by 21% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$10,044 million, up from a net income attributable to shareholders of the parent of NT$6,383 million in 4Q19 and up from a net income attributable to shareholders of the parent of NT$6,712 million in 3Q20. Basic earnings per share for the quarter were NT$2.35 (or US$0.163 per ADS), compared to basic earnings per share of NT$1.50 for 4Q19 and basic earnings per share of NT$1.57 for 3Q20. Diluted earnings per share for the quarter were NT$2.30 (or US$0.160 per ADS), compared to diluted earnings per share of NT$1.47 for 4Q19 and diluted earnings per share of NT$1.54 for 3Q20.

For the full year of 2020, the Company reported net revenues of NT$476,978 million and net income attributable to shareholders of the parent of NT$27,593 million. Basic earnings per share for the full year of 2020 were NT$6.47 (or US$0.438 per ADS). Diluted earnings per share for the full year of 2020 were NT$6.31 (or US$0.427 per ADS).

RESULTS OF OPERATIONS

4Q20 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations and others, each represented approximately 39%, 7%, 53% and 1%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$125,578 million for the quarter, up from NT$103,475 million in 3Q20.

-	Raw material cost totaled NT$83,398 million for the quarter, representing 56% of total net revenues.

-	Labor cost totaled NT$14,586 million for the quarter, representing 10% of total net revenues.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

-	Depreciation, amortization and rental expenses totaled NT$11,618 million for the quarter.

●	Gross margin decreased 0.3 percentage points to 15.7% in 4Q20 from 16.0% in 3Q20.

●	Operating margin was 7.6% in 4Q20, compared to 7.4% in 3Q20.

●	In terms of non-operating items:

-	Net interest expense was NT$592 million.

-	Net foreign exchange gain of NT$51 million was primarily attributable to the depreciation of U.S. dollar against New Taiwan dollar.

-	Gain on valuation of financial assets and liabilities was NT$165 million.

-	Net gain on equity-method investments was NT$169 million.

-             Other net non-operating income of NT$1,565 million was primarily attributable to gain on revaluation of disposal subsidiary and miscellaneous income. Total non-operating income for the quarter was NT$1,358 million.

●	Income before tax was NT$12,604 million for 4Q20, compared to NT$9,014 million in 3Q20. We recorded income tax expenses of NT$1,839 million for the quarter, compared to NT$1,797 million in 3Q20.

●	In 4Q20, net income attributable to shareholders of the parent was NT$10,044 million, compared to net income attributable to shareholders of the parent of NT$6,383 million in 4Q19 and net income attributable to shareholders of the parent of NT$6,712 million in 3Q20.

●	Our total number of shares outstanding at the end of the quarter was 4,350,675,482, including treasury stock owned by our subsidiaries. Our 4Q20 basic earnings per share of NT$2.35 (or US$0.163 per ADS) were based on 4,271,639,652 weighted average numbers of shares outstanding in 4Q20. Our 4Q20 diluted earnings per share of NT$2.30 (or US$0.160 per ADS) were based on 4,295,951,077 weighted average number of shares outstanding in 4Q20.

4Q20 Results Highlights – ATM2

●	Cost of revenues was NT$56,274 million for the quarter, down by 2% sequentially.

-	Raw material cost totaled NT$18,249 million for the quarter, representing 25% of total net revenues.

-	Labor cost totaled NT$12,641 million for the quarter, representing 17% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$10,808 million for the quarter.

●	Gross margin increased 2.4 percentage points to 22.6% in 4Q20 from 20.2% in 3Q20.

●	Operating margin was 11.0% in 4Q20, compared to 9.5% in 3Q20.

4Q20 Results Highlights – EMS

-	Cost of revenues for the quarter was NT$72,153 million, up by 50% sequentially.

2 ATM stands for Semiconductor Assembly, Testing and Material.

-	Raw material cost totaled NT$64,985 million for the quarter, representing 82% of total net revenues.

-	Labor cost totaled NT$1,852 million for the quarter, representing 2% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$681 million for the quarter.

●	Gross margin decreased 0.9 percentage points to 8.8% in 4Q20 from 9.7% in 3Q20.

●	Operating margin was both 4.4% in 4Q20 and in 3Q20.

2020 Full-Year Results Highlights – Consolidated

●	Net revenues for the full year of 2020 amounted to NT$476,978 million, up by 15% from 2019. The revenue contribution from packaging operations, testing operations, EMS operations and others ,each represented approximately 46%, 10%, 43% and 1%, respectively, of total net revenues for the year.

●	Cost of revenue for the year of 2020 was NT$398,994 million, compared with NT$348,871 million in 2019.

-	Raw material cost totaled NT$240,568 million for the year, representing 50% of total net revenues.

-	Labor cost totaled NT$55,226 million for the year, representing 12% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$46,861 million for the year.

●	Gross margin increased 0.7 percentage points to 16.3% in 2020 from 15.6% in 2019.

●	Operating margin increased to 7.3% in 2020 from 5.7% in 2019.

●	Total non-operating income for the year was NT$857 million, compared to total non-operating expenses of NT$164 million for 2019.

●	Income before tax was NT$35,734 million for 2020. We recognized an income tax expense of NT$6,457 million for the year.

●	In 2020, net income attributable to shareholders of the parent amounted to NT$27,593 million, compared with a net income attributable to shareholders of the parent of NT$16,850 million in 2019.

●	Our total number of shares outstanding at the end of the year was 4,350,675,482, including treasury stock owned by our subsidiaries. Our 2020 basic earnings per share of NT$6.47 (or US$0.438 per ADS) were based on 4,265,732,121 weighted average numbers of shares outstanding in 2019. Our 2020 diluted earnings per share of NT$6.31 (or US$0.427 per ADS) were based on 4,288,633,865 weighted average number of shares outstanding in 2020.

2020 Full-Year Results Highlights – ATM

●	Cost of revenues for the full year of 2020 was NT$220,863 million, compared with NT$201,210 million in 2019.

-	Raw material cost totaled NT$75,768 million for the year, representing 27% of total net revenues.

-	Labor cost totaled NT$48,747 million for the year, representing 17% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$44,126 million for the year.

●	Gross margin increased to 21.2% in 2019 from 19.9% in 2019.

●	Operating margin increased to 9.8% in 2019 from 7.6% in 2019.

2020 Full-Year Results Highlights – EMS

●	Cost of revenues was NT$185,802 million, up by 23% from 2019.

-	Raw material cost totaled NT$164,287 million for the year, representing 80% of total net revenues.

-	Labor cost totaled NT$6,152 million for the year, representing 3% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$2,210 million for the year.

●	Gross margin increased to 9.2% in 2020 from 8.8% in 2019.

●	Operating margin increased to 3.8% in 2020 from 2.9% in 2019.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 4Q20 totaled US$379 million, of which US$296 million were used in packaging operations, US$60 million in testing operations, US$19 million in EMS operations and US$4 million in interconnect materials operations and others.

●	For the full year of 2020, we spent US$1,699 million for capital expenditures, including US$1,108 million in packaging operations, US$422 million in testing operations, US$157 million in EMS operations and US$12 million in interconnect materials operations and others.

●	As of December 31, 2020, total unused credit lines amounted to NT$275,181 million.

●	Current ratio was 1.30 and net debt to equity ratio was 0.65 as of December 31, 2020.

●	Total number of employees was 101,981 as of December 31, 2020, compared to 97,259 as of September 30, 2020.

Business Review

Customers

ATM consolidated Basis

●	Our five largest customers together accounted for approximately 43% of our total net revenues in 4Q20, compared to 48% in 3Q20. Two customers each accounted for more than 10% of our total net revenues in 4Q20 individually.

●	Our top 10 customers contributed 55% of our total net revenues in 4Q20, compared to 60% in 3Q20.

●	Our customers that are integrated device manufacturers or IDMs accounted for 32% of our total net revenues in 4Q20, compared to 30% in 3Q20.

EMS Basis

●	Our five largest customers together accounted for approximately 86% of our total net revenues in 4Q20, compared to 83% in 3Q20. One customer accounted for more than 10% of our total net revenues in 4Q20.

●	Our top 10 customers contributed 90% of our total net revenues both in 4Q20 and 3Q20.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as IC packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia and Mexico as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2019 Annual Report on Form 20-F filed on March 31, 2020.

Supplemental Financial Information

Consolidated Operations

	4Q/20	3Q/20	4Q/19
EBITDA (NT$ Millions)	26,130	23,230	22,543

ATM Consolidated Operations

	4Q/20	3Q/20	4Q/19
Net Revenues (NT$ Millions)	72,752	71,820	69,287
Revenues by Application
Communication	52%	53%	54%
Computing	14%	14%	16%
Automotive, Consumer & Others	34%	33%	30%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	35%	37%	38%
Wirebonding	39%	37%	36%
Discrete and Others	9%	8%	7%
Testing	15%	17%	17%
Material	2%	1%	2%
Capacity & EBITDA
CapEx (US$ Millions)*	359	362	439
EBITDA (NT$ Millions)	21,822	19,775	20,052
Number of Wirebonders	26,461	25,117	25,004
Number of Testers	5,680	5,715	5,402

EMS Operations

	4Q/20	3Q/20	4Q/19
Net Revenues (NT$ Millions)	79,149	53,137	48,762
Revenues by End Application
Communication	45%	40%	43%
Computing & Storage	4%	6%	11%
Consumer	39%	40%	32%
Industrial	8%	9%	10%
Automotive	3%	4%	4%
Others	1%	1%	0%
Capacity
CapEx (US$ Millions)*	19	52	18

* Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2020	Sep. 30 2020	Dec. 31 2019	Dec. 31 2020	Dec. 31 2019
Net revenues:
Packaging	57,260	56,172	53,653	218,667	198,916
Testing	10,667	12,351	11,930	47,271	42,659
EMS	79,141	53,126	48,734	204,691	165,789
Others	1,809	1,546	1,706	6,349	5,818
Total net revenues	148,877	123,195	116,023	476,978	413,182

Cost of revenues	(125,578)	(103,475)	(96,174)	(398,994)	(348,871)
Gross profit	23,299	19,720	19,849	77,984	64,311

Operating expenses:
Research and development	(4,929)	(4,926)	(5,020)	(19,301)	(18,396)
Selling, general and administrative	(7,124)	(5,653)	(6,124)	(23,806)	(22,389)
Total operating expenses	(12,053)	(10,579)	(11,144)	(43,107)	(40,785)
Operating income	11,246	9,141	8,705	34,877	23,526

Net non-operating income (expenses):
Interest expense - net	(592)	(660)	(895)	(2,916)	(3,636)
Foreign exchange gain (loss)	51	561	1,634	1,006	1,126
Gain (loss) on valuation of financial assets and liabilities	165	(406)	(693)	(72)	1,646
Gain on equity-method investments	169	277	156	512	264
Others	1,565	101	(325)	2,327	436
Total non-operating income (expenses)	1,358	(127)	(123)	857	(164)
Income before tax	12,604	9,014	8,582	35,734	23,362

Income tax expense	(1,839)	(1,797)	(1,779)	(6,457)	(5,309)
Income from continuing operations and before non-controlling interest	10,765	7,217	6,803	29,277	18,053
Non-controlling interest	(721)	(505)	(420)	(1,684)	(1,203)

Net income attributable to shareholders of the parent	10,044	6,712	6,383	27,593	16,850

Per share data:
Earnings per share
– Basic	NT$2.35	NT$1.57	NT$1.50	NT$6.47	NT$3.96
– Diluted	NT$2.30	NT$1.54	NT$1.47	NT$6.31	NT$3.86

Earnings per equivalent ADS
– Basic	US$0.163	US$0.107	US$0.098	US$0.438	US$0.257
– Diluted	US$0.160	US$0.105	US$0.096	US$0.427	US$0.250

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,295,951	4,281,115	4,284,201	4,288,634	4,262,766

FX (NTD/USD)	28.78	29.46	30.54	29.54	30.88

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2020	Sep. 30 2020	Dec. 31 2019	Dec. 31 2020	Dec. 31 2019
Net revenues:
Packaging	60,825	58,417	56,093	228,574	204,073
Testing	10,667	12,351	11,932	47,277	42,664
Direct Material	1,229	1,020	1,228	4,314	4,283
Others	31	32	34	132	134
Total net revenues	72,752	71,820	69,287	280,297	251,154

Cost of revenues	(56,274)	(57,280)	(53,590)	(220,863)	(201,210)
Gross profit	16,478	14,540	15,697	59,434	49,944

Operating expenses:
Research and development	(3,882)	(3,827)	(4,001)	(15,133)	(14,352)
Selling, general and administrative	(4,594)	(3,904)	(4,330)	(16,692)	(16,592)
Total operating expenses	(8,476)	(7,731)	(8,331)	(31,825)	(30,944)
Operating income	8,002	6,809	7,366	27,609	19,000

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2020	Sep. 30 2020	Dec. 31 2019	Dec. 31 2020	Dec. 31 2019
Net revenues:
Total net revenues	79,149	53,137	48,762	204,723	165,853

Cost of revenues	(72,153)	(47,990)	(44,443)	(185,802)	(151,234)
Gross profit	6,996	5,147	4,319	18,921	14,619

Operating expenses:
Research and development	(1,073)	(1,126)	(1,063)	(4,267)	(4,170)
Selling, general and administrative	(2,460)	(1,695)	(1,703)	(6,852)	(5,556)
Total operating expenses	(3,533)	(2,821)	(2,766)	(11,119)	(9,726)
Operating income	3,463	2,326	1,553	7,802	4,893

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Dec. 31, 2020	As of Sep. 30, 2020

Current assets:
Cash and cash equivalents	51,538	55,814
Financial assets – current	4,894	5,993
Notes and accounts receivable	91,834	86,718
Inventories	61,988	62,948
Others	14,347	22,167
Total current assets	224,601	233,640

Financial assets – non-current & Investments – equity method	17,041	14,279
Property plant and equipment	233,207	230,938
Right-of-use assets	8,621	8,346
Intangible assets	80,930	76,383
Others	19,460	17,964
Total assets	583,860	581,550

Current liabilities:
Short-term borrowings	34,598	34,099
Current portion of bonds payable & Current portion of long-term borrowings[3]	11,220	13,708
Notes and accounts payable	73,268	71,515
Others	53,456	56,152
Total current liabilities	172,542	175,474

Bonds payable	49,254	49,249
Long-term borrowings[4]	108,170	122,097
Other liabilities	19,637	17,187
Total liabilities	349,603	364,007

Equity attributable to shareholders of the parent	218,635	205,510
Non-controlling interests	15,622	12,033
Total liabilities & shareholders’ equity	583,860	581,550

Current Ratio	1.30	1.33
Net Debt to Equity Ratio	0.65	0.75

_____________________

3Current portion of long-term borrowings include long-term loans and notes payable.

4Long-term borrowings include long-term loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Cash Flow Statements

(In NT$ millions)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31	Sep. 30	Dec. 31	Dec. 31	Dec. 31
	2020	2020	2019	2020	2019
Cash Flows from Operating Activities:
Profit before income tax	12,604	9,014	8,582	35,734	23,362
Depreciation & amortization	12,764	13,022	12,645	51,259	50,467
Other operating activities items	2,767	(8,550)	10,357	(11,919)	(1,526)
Net cash generated from operating activities	28,135	13,486	31,584	75,074	72,303
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(15,139)	(12,297)	(17,261)	(57,628)	(56,361)
Other investment activities items	(4,859)	(156)	(682)	(3,319)	1,782
Net cash used in investing activities	(19,998)	(12,453)	(17,943)	(60,947)	(54,579)
Cash Flows from Financing Activities:
Total net proceeds from (repayment of) debts	(15,686)	12,412	(5,119)	(8,285)	15,741
Dividends paid	-	(8,521)	-	(8,521)	(10,623)
Other financing activities items	989	(5,917)	(7,213)	(5,189)	(11,617)
Net cash used in financing activities	(14,697)	(2,026)	(12,332)	(21,995)	(6,499)
Foreign currency exchange effect	625	243	(2,398)	(725)	(2,612)
Net increase (decrease) in cash and cash equivalents	(5,935)	(750)	(1,089)	(8,593)	8,613
Cash and cash equivalents at the beginning of period	55,814	58,223	61,220	60,131	51,518
Cash and cash equivalents at the end of period	49,879	57,473	60,131	51,538	60,131
Cash and cash equivalents in the consolidated balance sheet	51,538	55,814	60,131	51,538	60,131
Cash and cash equivalents included in disposal groups held for sale	(1,659)	1,659	-	-	-